UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                            SCHEDULE 13G

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 1)*

                   D & K Healthcare Resources Inc.
__________________________________________________________________

                           (Name of Issuer)

                                Common
__________________________________________________________________

                      (Title of Class of Securities)

                              232861104
                    _______________________________
                           (CUSIP Number)


                           December 31, 1999
__________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                             Page 1 of 6 Pages

CUSIP No.  232861104
________________________________________________________________

1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Massachusetts Mutual Life Insurance Company
          04-1590850
__________________________________________________________________
2.        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                    (A)  _______

                                    (B)  __x____
__________________________________________________________________
3.        SEC USE ONLY

__________________________________________________________________
4.        CITIZENSHIP OF PLACE OF ORGANIZATION

          Commonwealth of Massachusetts
__________________________________________________________________
                  5.        SOLE VOTING POWER
NUMBER OF
SHARES                      245,990 Common Shares
                  ____________________________________________________
BENEFICIALLY      6.        SHARED VOTING POWER
OWNED BY
EACH                        Not applicable
                  ____________________________________________________
REPORTING         7.        SOLE DISPOSITIVE POWER
PERSON
WITH                        245,990 Common Shares

                  ____________________________________________________
                  8.        SHARED DISPOSITIVE POWER

                            Not applicable
__________________________________________________________________
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          245,990 Common Shares
__________________________________________________________________
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES *
                       Not Applicable
__________________________________________________________________
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.8%
__________________________________________________________________
12.       TYPE OF REPORTING PERSON

          IC  (Insurance Company)
__________________________________________________________________
                                             Page 2 of 6 Pages

CUSIP No. 232861104
__________________________________________________________________
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MassMutual Corporate Investors
          04-2483041
__________________________________________________________________
2.        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                    (A)  _______

                                    (B)  __x____
__________________________________________________________________
3.        SEC USE ONLY

__________________________________________________________________
4.        CITIZENSHIP OF PLACE OF ORGANIZATION

          Commonwealth of Massachusetts
__________________________________________________________________
                  5.        SOLE VOTING POWER
NUMBER OF
SHARES                      245,989 Common Shares
                  ________________________________________________
BENEFICIALLY      6.        SHARED VOTING POWER
OWNED BY
EACH                        Not Applicable
                  ________________________________________________
REPORTING         7.        SOLE DISPOSITIVE POWER
PERSON
WITH                        245,989 Common Shares
                  ________________________________________________
                  8.        SHARED DISPOSITIVE POWER

                            Not Applicable
______________________________________________________________________
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          245,989 Common Shares
__________________________________________________________________
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES *
          Not Applicable
__________________________________________________________________
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.7%
__________________________________________________________________
12.       TYPE OF REPORTING PERSON

          IV (Investment Company)
__________________________________________________________________
                                        Page 3 of 6 Pages

ITEM 1(a)  Name of Issuer: D & K Healthcare Resources, Inc.

ITEM 1(b)  Address of Issuer's Principal Executive Offices:

           8000 Maryland Ave
           Suite 920
           St. Louis, MO 63105

ITEM 2(a)  Name of Person Filing:

           This statement is filed on behalf of Massachusetts
           Mutual Life Insurance Company and MassMutual Corporate Investors which together may be regarded as a group for the purpose of this statement. This statement is signed on behalf of both the aforementioned parties, and therefore, it does not include a separate agreement providing for a joint filing.

ITEM 2(b)  Address of Principal Business Office:

           MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
           1295 State Street
           Springfield, Massachusetts  01111

           MASSMUTUAL CORPORATE INVESTORS
           1295 State Street
           Springfield, Massachusetts  01111

ITEM 2(c)  Citizenship

           MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY is organized under the laws of the Commonwealth of Massachusetts

           MASSMUTUAL CORPORATE INVESTORS is
           organized under the laws of the Commonwealth of Massachusetts


ITEM 2(d)  Title of Class of Securities:  Common Stock

ITEM 2(e)  CUSIP NUMBER: 232861104

ITEM 3 This statement is filed pursuant to Rule 13d-1(b )by Massachusetts Mutual Life Insurance Company, an insurance company as defined in Section 3(a)(19)and MassMutual Corporate Investors, an investment company registered under Section 8 of the Investment Company Act of 1940, which together may be regarded as a group pursuant to Rule 13d-1(b)(ii)(H).



                                            Page 4 of 6 Pages

ITEM 4     Ownership:

           (a)  Amount Beneficially Owned: 491,979 common shares

                Massachusetts Mutual Life Insurance Company and MassMutual Corporate Investors own respectively 245,990 and 245,989 shares of common stock. The filing of this statement shall not be construed as an admission that Massachusetts Mutual Life Insurance Company and MassMutual Corporate Investors are for the purposes of sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any common stock of the issuer.

           (b)  Percent of Class: 11.5%

           (c)  Powers:

                Massachusetts Mutual Life Insurance Company and
                MassMutual Corporate Investors have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 245,990 and 245,989 shares common stock, respectively.

ITEM 5     Ownership of Five Percent or Less of a Class:
                Not Applicable

ITEM 6 Ownership of More Than Five Percent on Behalf of Another Person:

                Not Applicable

ITEM 7     Identification and Classification of the
           Subsidiary Which Acquired the Security Being
           Reported on by the Parent Holding Company:

                Note Applicable

ITEM 8 Identification and Classification of Members of the Group:

           Not Applicable

ITEM 9     Notice of Dissolution of the Group:

           Not Applicable





                                             Page 5 of 6 Pages

ITEM 10.    Certification:

            By signing below, MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY and MASSMUTUAL CORPORATE INVESTORS certify to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

            After reasonable inquiry and to the best of their knowledge and belief, MASSACHUSETTS MUTUTAL LIFE
            INSURANCE COMPANY and MASSMUTUAL CORPORATE INVESTORS certify that the information set forth in this statement is true, complete and correct.


February 4, 2000                         February 4, 2000
    (Date)                                     (Date)

                                          MASSACHUSETTS MUTUAL
MASSMUTUAL CORPORATE                     LIFE INSURANCE COMPANY
INVESTORS



By:  /signature/                         By:  /signature/

Charles McCobb Jr.                       Charles McCobb Jr.
Managing Director                        Managing Director









                                          Page 6 of 6 Pages